March 29, 2012

VIA EDGAR

Ms. Mara L. Ransom

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:          Sally Holdings LLC

Registration Statement on Form S-4

Filed February 17, 2012

File No. 333-179580

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 16, 2011

File No. 333-144427

Sally Beauty Holdings, Inc.

Form 10-K for Fiscal Year Ended September 30, 2011

Filed November 16, 2011

File No. 001-33145

Dear Ms. Ransom:

Sally Holdings LLC, a Delaware corporation (the “Company” or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated March 15, 2012.  In this letter, we refer to the staff of the SEC as the “Staff.”  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Sally Beauty Holdings, Inc. Annual Report on Form 10-K for Fiscal Year Ended September 30, 2011

Item 6. Selected Financial Data, page 37

1.                                      We note here and throughout your filing that you recognized a $27.0 million litigation settlement gain as an offset to selling, general and administrative expenses during fiscal year 2011. In your response, please provide more detail about this settlement including the accounting guidance you relied upon when concluding that the gain should be recognized as operating income as opposed to non-operating income.

Response:

Upon reviewing the Staff’s comment, we respectfully submit that the litigation settlement was disclosed in that certain Current Report on Form 8-K filed on June 2, 2011of Sally Beauty Holdings, Inc. (“Holdings”).  In that Current Report on Form 8-K it was disclosed that Holdings’ Beauty Systems Group LLC (“BSG”) and Armstrong McCall, L.P. (“AMLP”) subsidiaries, certain franchisees of AMLP, certain other individual defendants and one of our key suppliers, L’Oreal USA S/D, Inc. (along with L’Oreal’s subsidiary Maly’s West) (“L’Oreal”), settled that certain litigation initially brought by L’Oreal on February 21, 2008 against certain AMLP franchisees alleging breach of contract and other claims related to the distribution agreement between AMLP and L’Oreal concerning Matrix branded products.  It was further disclosed in this Current Report on Form 8-K that, pursuant to the settlement agreement, Holdings and L’Oreal agreed (i) to terminate their existing agreement to distribute Matrix branded products through AMLP and its franchisees; (ii) to enter into new five-year agreements to distribute Matrix branded products through AMLP and its franchisees; and (iii) to an exchange of financial and other consideration.  The parties agreed to dismiss the litigation with prejudice and entered into a mutual release of all claims asserted in the litigation.

In connection with the settlement, L’Oreal also agreed to pay to AMLP the sum of $27.0 million. This amount was a product of negotiations between the parties. This consideration was provided largely to compensate Holdings and/or its subsidiaries for all costs and expenses, including legal fees, BSG distributor sales consultant retention incentives and other costs and expenses (including in-house legal and administrative costs) that Holdings and/or its subsidiaries incurred during the past several years, and any other damages potentially suffered by Holdings and/or its subsidiaries as a result of the litigation. All expenses incurred by Holdings and its subsidiaries in connection with this matter were reported in selling, general and administrative expenses when incurred. The main difference in the relationship between Holdings and L’Oreal after the settlement relates to the term of the new agreement being of definite five-year duration.

In determining the proper accounting treatment for the payment received, Holdings took into account the guidance contained in Financial Accounting Standards Board Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements (“Concept Statement 6”). Paragraph 86 of Concept Statement 6 reads, in part, as follows: “Gains and losses may also be described or classified as “operating” or “nonoperating,” depending on their relation to an entity’s major ongoing or central operations.” In addition, Holdings considered the following relevant facts and circumstances:

•                  As discussed in Holdings’ periodic filings, including, without limitation the key industry and business trends and in the risk factors disclosed in its Annual Report on Form 10-K, the relationship between distributors and suppliers of beauty products is subject to significant uncertainty. For example, as Holdings has disclosed in past filings with the SEC in December 2006, L’Oreal moved a material amount of business out of the BSG nationwide distribution network and into regional distribution networks competing with BSG; and

•                  The settlement relates to our relationship with a key supplier and our distribution of their product, thus, it is in direct relation to our ongoing or central operations.

Based on the factors discussed above, we believe that: (i) legal actions between manufacturers and distributors in the professional beauty supply distribution industry are frequent in occurrence and in the ordinary course of business and, accordingly, the $27.0 million consideration received in connection with the litigation settlement with L’Oreal stemmed from the normal operation of our business and (ii) such consideration largely constitutes a reimbursement of expenses previously incurred by us and reported in selling, general and administrative expenses. While Holdings believes that U.S. generally accepted accounting principles require that Holdings include the consideration received in connection with the settlement in determining Operating Earnings, Holdings expanded our disclosures where deemed necessary to inform the reader of the non-recurring nature of this transaction. For example, Holdings added notes to its disclosures in Item 6 and Item 7 of its Annual Report on Form 10-K for the fiscal year 2011 and in Note 20 of the Notes to Consolidated Financial Statements contained in Item 8 of such Annual Report to disclose the nature of the payment and the related financial statement presentation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 39

Liquidity and Capital Resources, page 61

2.                                      You discuss here and in your risk factors the need to maintain certain ratios with respect to your Term Loans and ABL credit facility, such as the maximum ratio of net senior secured debt to consolidated EBITDA, consolidated interest coverage ratio and a fixed charge coverage ratio, if a specified minimum borrowing capacity is not maintained. Please revise to specify exactly where you stand with respect to each of these ratios, as opposed to stating that you meet all of these ratios.

Response:

We have reviewed the Staff’s comment and Holdings will disclose in its future filings, including interim filings, if applicable, where it or the Company, as applicable, stands with respect to each of these ratios.  Such disclosure shall be substantially as follows:

“The agreement governing the term loan facility contains a requirement that the Company not exceed the maximum ratio of net senior secured debt to consolidated EBITDA of 3.5 to 1.0. As of September 30, 2011, the ratio of net senior secured debt to consolidated EBITDA was 1.3 to 1.0.”

“Under the agreements and indentures governing the term loan facilities and the notes, the Company may not make certain restricted payments to Holdings if its consolidated interest coverage ratio is less than 2.0 to 1.0 at the time of the making of such restricted payment. As of September 30, 2011, such consolidated interest coverage ratio was 4.9 to 1.0.”

“Under the ABL credit facility, the Company may pay dividends and make other equity distributions to Holdings if availability under the facility exceeds certain thresholds. For dividends and distributions in excess of $30.0 million during each fiscal year, borrowing availability must exceed the lesser of $80.0 million or 20% of the borrowing base for 45 days prior to such dividend and distribution and the Company’s fixed-charge coverage ratio must exceed 1.1 to 1.0. At September 30, 2011, borrowing availability under the ABL credit facility was $366.5 million and the fixed-charge coverage ratio was 3.1 to 1.0.”

Sally Beauty Holdings, Inc. Proxy Statement on DEF 14A

Information on the Compensation of Directors, page 21

3.                                        Please tell us why you have determined to exclude the amounts from the table that are reflected in footnote (2).

Response:

Holdings excluded those amounts from the table because no compensation was paid to these individual directors for their service on the Board of Directors of Holdings.  As the footnote states, these directors were designated to serve on Holdings’ Board of Directors by affiliates of Clayton, Dubilier & Rice, Inc. (collectively, “CD&R”) and each of these directors is an affiliate of CD&R.  As further disclosed in the footnote, Holdings pays $37,500 per calendar quarter to CD&R for each employee of CD&R designated by CD&R to serve on Holdings’ Board of Directors.  In consideration for these payments, CD&R has waived, on behalf of these designees, any right to the payment of other compensation for each such person’s service as a director.  Holdings has confirmed with CD&R that the $37,500 quarterly fee that it pays to CD&R is not passed on to Messrs. Berges,

Guiriceo or Schnall, although they are paid a separate salary as employees of CD&R.

Compensation Discussion and Analysis, page 23

Market Data/Benchmarking, page 29

4.                                        You state here that you utilize the peer group disclosed to benchmark your “compensation arrangements and aggregate equity compensation practices.” Please elaborate to specify the components of compensation to which you benchmark and what quantifiable measure you aim to achieve against the benchmarked companies.

Response:

Holdings’ competitive positioning for total direct compensation (base salary, target annual bonus and annualized grant-date fair value of long-term incentives) reflects a combination of median base salaries, median target bonus opportunities and median to 75th percentile long-term incentive grants.  This is described in the proxy statement as follows.

Total direct compensation:  As stated on page 27 of the proxy statement, “To assure that our compensation arrangements remain competitive with the compensation paid by other employers who compete with us for talent, the Compensation Committee considers peer group information as a point of reference. In fiscal 2011, Holdings targeted its compensation program to provide total direct compensation opportunities for our named executive officers at between the median and the 75th percentile of our peer group. The Compensation Committee uses its discretion to vary executive officer pay within the targeted range and from the targeted range based on various factors, such as an executive officer’s performance, responsibilities, experience and expected future contributions.”

Base salary:  As stated on page 33 of the proxy statement, “The Compensation Committee determines the base salary for each of our named executive officers on an annual basis (unless market conditions or changes in responsibilities merit mid-year changes) and, except as noted below, targets base salaries at or near the 25th percentile to the median of the companies in our peer group.”

Also on page 33: “Salaries for our named executive officers were within the 25th percentile and median range of our peer group.”

Annual bonus: As stated on page 34 of the proxy statement, “Our CEO made recommendations to the Compensation Committee as to the percentage of each named executive officer’s base salary to be used as his target-level award under the AIP, based on job responsibilities and peer group data provided by Cook. The bonus targets for our named executive officers for fiscal 2011 were the same as for fiscal 2010 and fiscal 2009: 100% of base salary for Mr. Winterhalter, and 60% of base salary for our other named executive officers. Accordingly, the targeted total annual cash compensation (base salary and annual incentive) for our named executive officers was generally between the 25th percentile and the median of our peer companies.”

Long-term incentives:  As stated on page 37 of the proxy statement, “The Compensation Committee sets an aggregate long-term incentive budget to determine the total amount of equity awards that may be awarded in any fiscal year. The Compensation Committee determines the budget after discussions with Cook and management and a review of peer group practices and the projected impact to our net income. Based upon input received from Cook, the Compensation Committee believes that the terms and conditions of the 2011 equity awards, as well as the size of the grants, were commensurate with similar measures used by our peer group.”

Annual Cash Incentive Bonus, page 33

5.             Please address the following with respect to your Annual Cash Incentive Bonus program:

•                  You state on page 33 that the Compensation Committee “may establish other financial operational and/or individual performance goals for each executive officer” and, on page 34, for fiscal 2011, the Compensation Committee determined that “the primary emphasis should be on financial performance objectives.” On page 36, you state that the Committee “adjusted payouts for Messrs. Winterhalter and Golliher in the amounts of $330,000 and $125,000 in light of their exceptional performance in handling vendor relationships during 2011.” It appears that this adjustment should be treated as a bonus, as opposed to non-equity compensation, given that it appears to be discretionary. Please tell us why you believe it is appropriate to characterize these amounts as non-equity compensation. Refer to Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, located at www.sec.gov.

Response:

Holdings interpreted Question 119.02 of the SEC’s Regulations S-K Compliance and Disclosure Interpretations to say that where negative discretion is used to reduce a payment that would otherwise have been earned based on performance, it is appropriate to disclose the entire amount paid in the “Non-Equity Incentive Plan” column of the Summary Compensation Table.  Because Holdings’ Annual Incentive Plan is designed as a “plan within a plan” for purposes of Code Section 162(m), which results in a default bonus amount if Holdings achieves its threshold net income goal, in essence the Compensation Committee uses negative discretion to “right-size” the bonus, taking into account the intermediate financial goals and individual performance considerations.  However, we understand the distinction between situations in which individual performance goals are established and communicated to participants at the beginning of the year, versus those in which individual performance is subjectively assessed at the end of the year as a means to adjust the bonus otherwise earned.  In future filings, where a portion of the annual incentive is determined based on a subjective assessment of individual performance in arrears (as distinct from pursuant to pre-established and communicated individual performance goals), Holdings will report that portion of the annual incentive in the “Bonus” column of the Summary Compensation Table.

•                  Explain how awards in excess of AIP target amounts are earned. We note your disclosure at the bottom of page 35, however, it is not clear how the amounts paid out are determined once those percentages have been met. For example, if the payouts are adjusted proportionately (relative to the target and maximum award opportunities) to the exceeded target amount, please state as much.

Response:

When performance for a given financial metric exceeds target, the payout between target and maximum award opportunity for that metric is determined by straight-line interpolation.  For example, based on the following chart, sales performance of 102.38% of target would translate into a payout percentage of 158.73%.  If the sales component is weighted at 30% of the bonus opportunity, the weighted payout for that metric would equate to 47.62% of the total target bonus opportunity for that participant:

Sales target

Objective	Payout Percentage
104% or above	200%
103%	175%
102%	150%
101%	125%
100%	100%
99%	75%
98%	50%
97%	25%
96% or below	0%

Holdings will make that relationship clear in its future filings.

•                  Provide additional detail in your table on page 36 to quantify the amount by which the target amounts under the AIP were exceeded. We can tell by the “FY11 Actual AIP Award ($)” column that the target amounts were met and exceeded but it is not clear by how much.

Response:

The amounts by which the financial performance targets under the AIP were exceeded for each metric, and the resulting payout factors, are illustrated in the following table. Holdings will provide comparable disclosure in its future filings.

	Sales		Adjusted EBITDA		Working Capital		Aggregate Payout
	Weighted Achievement %	Weighted Payout %	Weighted Achievement %	Weighted Payout %	Weighted Achievement %	Weighted Payout %	As % of Target Bonus	As % of Base Salary
Mr. Winterhalter	102.38	47.62	107.38	95.63	102.4	30.14	173.39	173.39
Mr. Flaherty	102.38	47.62	107.38	95.63	102.4	30.14	173.39	104.03
Mr. Spinozzi	103.41	55.50	106.62	91.25	107.2	40.40	187.15	112.29
Mr. Golliher	102.62	49.00	111.90	116.70	100.1	23.08	188.78	113.27
Mr. Lowery	102.38	47.62	107.38	57.45	102.4	60.28	165.36	99.22

Sally Holdings LLC Form S-4

General

6.                                        We note your disclosure on page 33 and elsewhere in the registration statement that the Parent Guarantees and Subsidiary Guarantees are “full and unconditional.” With a view to understanding how the Parent Guarantees and Subsidiary Guarantees satisfy the requirements of Item 3-10 of Regulation S-X and, specifically, how such guarantees constitute “full and unconditional” guarantees even though the terms of the indenture allow for the release of such guarantees under certain circumstances, please provide us with your analysis. Please discuss each release provision in individual detail. We refer you to Sections 2510.4 and 2510.5 of the Financial Reporting Manual located at our website www.sec.gov for additional guidance.

Response:

Upon reviewing the Staff’s comment, we respectfully submit that the Parent Guarantees and Subsidiary Guarantees are “full and unconditional” as that term is defined in Section 2510.4 of the Financial Reporting Manual and other SEC guidance and satisfy the requirements of Item 3-10 of Regulation S-X.  The circumstances under which the Parent Guarantees and Subsidiary Guarantees may be released are customary for these types of notes and consistent with the list of acceptable circumstances under which guarantees may be released in Section 2510.5 of the Financial Reporting Manual.  Please find below a more detailed analysis on why such guarantees are “full and unconditional” and satisfy the requirements of Item 3-10 of Regulation S-X.

Pursuant to the terms of the indenture, a Parent Guarantee or Subsidiary Guarantee may only be released in the following circumstances:

•                  The applicable Parent Guarantor’s or Subsidiary Guarantor’s guarantee of the Company’s other senior indebtedness is released (subject to contingent reinstatement).  This is the same as the third bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•                  The merger or consolidation of the applicable Parent Guarantor or Subsidiary Guarantor with and into the Company or another guarantor.  If this event were to occur the assets of the merging guarantor would be owned by either the Company or another guarantor and, as a result, would still be securing the notes.  We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

•                  Upon legal defeasance or covenant defeasance of the Company’s obligations under the notes or satisfaction and discharge of the indenture.  This is the same as the fourth bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•                  Upon payment in full of the aggregate principal amount of all notes outstanding and the applicable guaranteed obligations then due and owing.  If this event were to occur, all debt underlying the guarantees would have been satisfied and discharged and there would be no underlying obligations guaranteed by the guarantees.  We believe this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

In addition, a Subsidiary Guarantee may also be released under the following circumstances:

•                  The indirect or direct sale of any Subsidiary Guarantor in accordance with the terms of the indenture. This is the same as the first bullet point in Section

2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

•                  The applicable Subsidiary Guarantor becomes an “Unrestricted Subsidiary.”  This is the same as the second bullet point in Section 2510.5 of the Financial Reporting Manual and is thus an acceptable circumstance under which a guarantee may be released.

Please also note that pursuant to the Parent Guarantees and the Subsidiary Guarantees, the Parent Guarantors and the Subsidiary Guarantors are obligated to make the scheduled payments immediately in the event the Company fails to make such payments.  Furthermore, except for the aforementioned circumstances under which a guarantee may be released, no Parent Guarantor or Subsidiary Guarantor has the right to opt out of any guaranteed obligation.

Forward-Looking Statements, page ii

7.                                      The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Therefore, your reference to the defined term “forward-looking statements” is inappropriate. Please revise to either remove the reference or to state explicitly that the Private Securities Litigation Reform Act of 1995 protections do not apply to statements made in the prospectus.

Response:

In response to the Staff’s comment, we have revised the introductory paragraph of “Forward-Looking Statements” by deleting the strikethrough language and adding the new proposed language (underlined):

“Statements in this prospectus and in the documents incorporated by reference herein which are not purely historical facts or which depend upon future events may constitute forward-looking statements ~~within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act~~. Words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions may also identify such forward-looking statements.”

Summary of the Terms of the Exchange Offer, page 3

8.                                      Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

In response to the Staff’s comment, we confirm that the offer will be open for at least 20 full business days, ensuring compliance with Rule 14e-1(a). We further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

9.                                      We note your disclosure that you will issue new notes “as soon as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise to state that the issuer will issue the new notes promptly after expiration or termination. See Exchange Act Rule 14e-1(c). Please revise here and throughout the document, as necessary.

Response:

In response to the Staff’s comment, we have revised the language of the third paragraph under “Exchange offer” on page 3 by deleting the strikethrough text and adding the new proposed language (underlined):

“Subject to the terms of this exchange offer, we will exchange new notes for all of the old notes that are validly tendered and not withdrawn prior to the expiration of this exchange offer. The new notes will be issued in exchange for corresponding old notes in this exchange offer, if consummated, ~~as soon as practicable~~ promptly after the expiration of this exchange offer.”

Further revisions have been made to the third full paragraph on page 25 by deleting the strikethrough text:

“We will be deemed to have accepted validly tendered old notes that have not been validly withdrawn as provided in this prospectus when, and if, we have given oral or written notice (if oral, to be promptly confirmed in writing) thereof to the exchange agent. Subject to the terms and conditions of this exchange offer, delivery of new notes will be made by the exchange agent on the settlement date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the old notes for the purpose of receiving old notes and transmitting new notes as of the settlement date with respect to the old notes. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of this exchange offer, those unaccepted old notes will be returned without expense to the tendering holder ~~as~~ promptly ~~as practicable~~ after the expiration or termination of this exchange offer.”

Further revisions have been made to the fifth paragraph on page 15 of Exhibit 99.1 by deleting the strikethrough text:

“Acceptance of Tendered Notes and Issuance of Notes; Return of Notes. Subject to the terms and conditions of the Exchange Offer, the Issuers will accept for exchange all validly tendered Old Notes ~~as~~ promptly ~~as practicable~~ after the Expiration Date and will issue New Notes therefor ~~as~~ promptly ~~as practicable~~ thereafter. For purposes of the Exchange Offer, the Issuers shall be deemed to have accepted validly tendered Old Notes when, as and if the Issuers have given oral or written notice (if oral, to be promptly confirmed in writing) thereof to the Exchange Agent. If any Tendered Notes are not exchanged pursuant to the Exchange Offer for any reason, such unexchanged Tendered Notes will be returned, without expense, to the person signing this Letter of Transmittal at the address indicated in Box I (Description of Tendered Notes), except as may otherwise be specified in Box V (Special Issuance Instructions) or Box VI (Special Delivery Instructions).”

10.                               Where you discuss the “Procedures for Tendering,” please also have holders represent and agree that they are not engaged in and do not intend to engage in a distribution of the new notes. Please make consistent revisions throughout your prospectus.

Response:

In response to the Staff’s comment, we have revised the language of the second bullet point on page 4 by deleting the strikethrough text and adding the new proposed language (underlined):

“you have not engaged and have no intention to engage ~~no arrangement or understanding with any person to participate~~ in the distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act and have no arrangement or understanding with any person to participate in such a distribution;”

This representation is also found on page 24 under “Effects of Surrendering Old Notes.” We have also made the foregoing revisions to this representation on page 24.

The Exchange Offer, page 21

Conditions to the Exchange Offer; Waivers, page 22

11.                               All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the first paragraph accordingly.

Response:

In response to the Staff’s comment, we have revised the language of the first paragraph by deleting the strikethrough text and adding the new proposed language (underlined):

“Notwithstanding any other term of this exchange offer, or any extension of this exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate this exchange offer before ~~the acceptance of the old notes~~ the expiration of this exchange offer, if:

•                  any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our judgment, seeks to or would prohibit, restrict or otherwise render the consummation of this exchange offer illegal, might materially impair our ability to proceed with this exchange offer or materially impair the contemplated benefits to us of this exchange offer; or

~~•                  ange offer or materially impair the contemplated benefits to us of this exchange offer; or~~

•                  a change occurs in the current interpretations by the staff of the SEC that, in our judgment, might materially impair our ability to proceed with this exchange offer.”

12.                               We note the disclosure on the bottom half of pages 22 that you may determine in your “sole discretion” whether certain offer conditions have occurred. Please revise to include an objective standard for the determination of whether a condition has occurred.

Response:

In response to the Staff’s comment, we have revised the language on the bottom half of page 22 by deleting the strikethrough text and adding the new proposed language (underlined):

“If we, in our ~~sole~~ reasonable discretion, determine that any of the above conditions is not satisfied, we may:”

13.                               We note that in the third to the last bullet point on page 23, you reserve the right “to delay the acceptance of any old notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

In response to the Staff’s comment, we have revised the language at the bottom of page 23 to include the proposed underlined language:

“We reserve the right:

•                  to delay accepting any old notes by notifying the exchange agent of any such delay by oral or written notice (if oral, to be promptly confirmed in writing), such delay in accepting any outstanding notes to be consistent with Rule 14e-1(c) under the Exchange Act;

•                  to extend this exchange offer; to terminate or amend this exchange offer, and not accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the events set forth in “—Conditions of the Exchange Offer; Waivers” by giving oral or written notice (if oral, to be promptly confirmed in writing) to the exchange agent; or

•                  to waive any conditions or otherwise amend this exchange offer in any respect, by giving oral or written notice (if oral, to be promptly confirmed in writing) to the exchange agent.

Following the commencement of the exchange offer, we anticipate that we would only delay accepting old notes tendered in the exchange offer due to an extension of the expiration date. Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement or post-effective amendment to the registration statement.”

Description of New Notes, page 31

14.                               In the second paragraph, second sentence of the paragraph, you state that your summary description of your indenture and the new notes “does not purport to be complete and is subject to, and is qualified in its entirety by reference to” the indenture. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.

Response:

In response to the Staff’s comment, we have revised the language in the second paragraph by deleting the strikethrough text and inserting the proposed underlined text:

“The following description is a summary of ~~certain~~ the material provisions of the Indenture and the new notes. It does not restate the Indenture in its entirety, and you are urged to read the Indenture because it, not this description, defines your rights as holders of the new notes. ~~It does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms to be made a part thereof by the Trust Indenture Act of 1939, as amended (the “TIA”).~~ The term “Company” and the other capitalized terms defined in “—Certain Definitions” below are used in this “Description of New Notes” as so defined. Any reference to a “Holder” or a “Noteholder” in this “Description of New Notes” refers to the Holders of the Notes. Any reference to “Notes” or a class of “Notes” in this “Description of New Notes” refers to the Notes as a class.”

Signatures

15.                               Please amend your filing to include your principal executive officer’s, principal financial officer’s and controller/principal accounting officer’s signatures for Salon Success International, LLC.

Response:

Salon Success International, LLC is a manager-managed limited liability company and has a sole manager, Gary Winterhalter, and no officers.  In response to the Staff’s comment, we have revised the signature block from Salon Success International, LLC to read as follows:

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denton, State of Texas, on March 29, 2012.

SALON SUCCESS INTERNATIONAL, LLC

By:	/s/ Gary Winterhalter
Gary G. Winterhalter
Sole Manager

POWER OF ATTORNEY

The undersigned sole manager of Salon Success International, LLC hereby constitute and appoint Mark J. Flaherty with full power to act and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact and agents with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and to file the same, with all exhibits and other documents relating thereto and any registration statement relating to any offering made pursuant to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact or his substitute shall lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 29, 2012:

Name	Title

/s/ Gary G. Winterhalter	Sole Manager
Gary G. Winterhalter

Other

As requested in your letter, the Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on the following page.]

If you have any questions concerning the foregoing, please contact the undersigned at (940) 297-4254.

Sincerely,

Sally Holdings LLC

/s/ Matthew O. Haltom
Matthew O. Haltom
Deputy General Counsel

cc:                                 Gary Winterhalter, Sally Beauty Holdings, Inc.

Mark Flaherty, Sally Beauty Holdings, Inc.

W. Scott Ortwein, Alston & Bird LLP

Carol McGee, Alston & Bird LLP

Kyle Healy, Alston & Bird LLP

Steve Scott, KPMG LLP